As filed with the Securities and Exchange Commission on August 2, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CB RICHARD ELLIS GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3391143
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

100 North Sepulveda Boulevard, Suite 1050

El Segundo, California 90245

(310) 606-4700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kenneth J. Kay

Chief Financial Officer

CB Richard Ellis Group, Inc.

100 North Sepulveda Boulevard, Suite 1050

El Segundo, California 90245

(310) 606-4706

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copy to:

William B. Brentani Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000 Fax: (650) 251-5002	Stephen L. Burns Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000 Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A common stock, $0.01 par value per share	6,000,000 shares	$42.34	$254,040,000	$29,901

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of registration fee have been computed on the basis of the average high and low prices per share of the common stock on the New York Stock Exchange on July 26, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2005

6,000,000 Shares

CB Richard Ellis Group, Inc.

Class A Common Stock

All of the shares of Class A common stock offered hereby may be sold from time to time by and for the account of the selling stockholders named in this prospectus.

The methods of sale of the shares of Class A common stock offered hereby are described under the heading “Plan of Distribution.” We will receive none of the proceeds from such sales.

The Class A common stock is listed on the New York Stock Exchange (Symbol: CBG). On August 1, 2005, the closing price of the shares was $45.66 per share.

This investment involves risks. See the “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized any other person to provide you with different information. No offer to sell these securities will be made in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

In this prospectus, the terms “CB Richard Ellis,” “the company,” “we,” “us,” and “our” refer to CB Richard Ellis Group, Inc. and include all of its consolidated subsidiaries, unless the context requires otherwise. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

Our Internet website is www.cbre.com. On the Investor Relations page of that website, we provide access to all of our SEC filings free of charge, as soon as reasonably practicable after filing with the SEC. Additionally, our SEC filings are available at the SEC’s website (www.sec.gov).

Our Class A common stock is listed on the New York Stock Exchange (symbol: CBG), and reports, proxy statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. In addition, reports, proxy statements and other information concerning our company can be inspected at our offices at 100 North Sepulveda Boulevard, Suite 1050, El Segundo, California 90245. Our Internet website at www.cbre.com contains information concerning us. The information at our Internet website is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

Incorporation by Reference

We will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005; and

•	Our current reports on Form 8-K, filed on January 4, 2005; January 25, 2005; February 24, 2005; March 15, 2005; March 23, 2005; May 13, 2005; May 27, 2005; June 8, 2005; June 29, 2005 and August 2, 2005.

We are also incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Class A common stock; provided, however, that nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing us at:

Investor Relations

CB Richard Ellis, Inc.

200 Park Avenue, Floors 17-19

New York, New York 10166

FORWARD LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “anticipate,” “believe,” “could,” “should,” “propose,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases are used in this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus, to identify forward-looking statements regarding our future financial condition, prospects, developments and business strategies. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable.

These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

The following factors are among those, but are not only those, that may cause actual results to differ materially from the forward-looking statements:

•	changes in general economic and business conditions;

•	the failure of properties managed by us to perform as anticipated;

•	our ability to compete;

•	changes in social, political and economic conditions in the foreign countries in which we operate;

•	acts of terrorism;

•	foreign currency fluctuations;

•	our ability to complete future acquisitions on favorable terms;

•	integration issues and costs relating to acquired businesses;

•	an economic downturn in the California and New York real estate markets;

•	significant variability in our results of operations among quarters;

•	our substantial leverage and debt service obligations and ability to incur additional indebtedness;

•	our ability to generate a sufficient amount of cash to satisfy working capital requirements and to service our existing and future indebtedness;

•	the success of our co-investment and joint venture activities;

•	our ability to retain our senior management and attract and retain qualified and experienced employees;

•	our ability to comply with the laws and regulations applicable to real estate brokerage and mortgage transactions;

•	our exposure to liabilities in connection with real estate brokerage and property management activities;

•	changes in key components of revenue growth for large commercial real estate services companies;

•	reliance of companies on outsourcing for their commercial real estate needs;

•	the ability of L.J. Melody & Company to amend, or replace, on satisfactory terms its credit agreement;

•	our ability to leverage our global services platform to maximize and sustain long-term cash flow;

•	our ability to maximize cross-selling opportunities;

•	our ability to achieve annual cash interest savings;

•	the effect of implementation of new tax and accounting rules and standards; and

•	the other factors described under the heading titled “Risk Factors” and elsewhere in this prospectus.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

THE COMPANY

CB Richard Ellis is the largest global commercial real estate services firm, based on 2004 revenue, offering a full range of services to occupiers, owners, lenders and investors in office, retail, industrial, multi-family and other commercial real estate assets. As of December 31, 2004, excluding affiliate and partner offices, we operated in over 200 offices worldwide with approximately 13,500 employees providing commercial real estate services under the “CB Richard Ellis” brand name. Our business is focused on several service competencies, including strategic advice and execution assistance for property leasing and sales, forecasting, valuations, origination and servicing of commercial mortgage loans, facilities and project management and real estate investment management.

We have a well-balanced, highly diversified base of clients that includes more than 70 of the Fortune 100 companies. Many of our clients are consolidating their commercial real estate-related expenditures with fewer providers and, as a result, awarding their business to those providers that have a strong presence in important markets and the ability to provide a complete range of services worldwide. As a result of this trend and our ability to deliver comprehensive solutions for our clients’ needs across a wide range of markets, we believe we are well positioned to capture a growing percentage of our clients’ commercial real estate services expenditures.

Our principal executive offices are located at 100 North Sepulveda Boulevard, Suite 1050, El Segundo, California 90245, and our telephone number is (310) 606-4700.

RISK FACTORS

Before you invest in our Class A common stock you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and any applicable prospectus supplement, before you decide whether to purchase shares of our Class A common stock.

Risks Relating to Our Business

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed in the event of an economic slowdown or recession.

Periods of economic slowdown or recession, significantly rising interest rates, a declining employment level, a declining demand for real estate or the public perception that any of these events may occur, can reduce volumes for many of our business lines. These economic conditions could result in a general decline in rents, which in turn would reduce revenue from property management fees and brokerage commissions derived from property sales and leases. In addition, these conditions could lead to a decline in sales prices as well as a decline in funds invested in commercial real estate and related assets. An economic downturn or a significant increase in interest rates also may reduce the amount of loan originations and related servicing by our commercial mortgage brokerage business. If our real estate and mortgage brokerage businesses are negatively impacted, it is likely that our other lines of business would also suffer due to the relationship among our various business lines. Further, as a result of our debt level and the terms of our existing debt instruments, our exposure to adverse general economic conditions is heightened.

As an example of this risk, during 2002 and 2001, we were adversely affected by the slowdown in the U.S. economy, which negatively impacted the commercial real estate market generally. This caused a decline in our leasing activities within the United States. Moreover, in part because of the terrorist attacks on September 11, 2001 and the subsequent conflict with Iraq, the economic climate in the United States became very uncertain, which had an adverse effect on commercial real estate market conditions and, in turn, our operating results for 2002 and 2001.

If the properties that we manage fail to perform, then our financial condition and results of operations could be harmed.

The revenue we generate from our asset services and facilities management lines of business is generally a percentage of aggregate rent collections from properties, although many management agreements provide for a specified minimum management fee. Accordingly, our success partially depends upon the performance of the properties we manage. The performance of these properties will depend upon the following factors, among others, many of which are partially or completely outside of our control:

•	our ability to attract and retain creditworthy tenants;

•	the magnitude of defaults by tenants under their respective leases;

•	our ability to control operating expenses;

•	governmental regulations, local rent control or stabilization ordinances which are in, or may be put into, effect;

•	various uninsurable risks;

•	financial conditions prevailing generally and in the areas in which these properties are located;

•	the nature and extent of competitive properties; and

•	the real estate market generally.

We have numerous significant competitors, some of which may have greater financial resources than we do.

We compete across a variety of business disciplines within the commercial real estate industry, including investment management, tenant representation, corporate services, construction and development management, property management, agency leasing, valuation and mortgage banking. In general, with respect to each of our business disciplines, we cannot give assurance that we will be able to continue to compete effectively or maintain our current fee arrangements or margin levels or that we will not encounter increased competition. Each of the business disciplines in which we compete is highly competitive on an international, national, regional and local level. Although we are the largest commercial real estate services firm in the world in terms of 2004 revenue, our relative competitive position varies significantly across product and service categories and geographic areas. Depending on the product or service, we face competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting firms, some of which may have greater financial resources than we do. Many of our competitors are local or regional firms. Although substantially smaller than us, some of these competitors are larger on a local or regional basis. We are also subject to competition from other large national and multi-national firms that have similar service competencies to ours.

Our international operations subject us to social, political and economic risks of doing business in foreign countries.

We conduct a significant portion of our business and employ a substantial number of people outside of the United States. During 2004, we generated approximately 31.6% of our revenue from operations outside the United States. Circumstances and developments related to international operations that could negatively affect our business, financial condition or results of operations include, but are not limited to, the following factors:

•	difficulties and costs of staffing and managing international operations;

•	currency restrictions, which may prevent the transfer of capital and profits to the United States;

•	unexpected changes in regulatory requirements;

•	potentially adverse tax consequences;

•	the responsibility of complying with multiple and potentially conflicting laws;

•	the impact of regional or country-specific business cycles and economic instability;

•	the geographic, time zone, language and cultural differences among personnel in different areas of the world;

•	greater difficulty in collecting accounts receivable in some geographic regions such as Asia, where many countries have underdeveloped insolvency laws and clients are often slow to pay, and in some European countries, where clients also tend to delay payments;

•	political instability; and

•	foreign ownership restrictions with respect to operations in countries such as China.

We have committed additional resources to expand our worldwide sales and marketing activities, to globalize our service offerings and products in selected markets and to develop local sales and support channels. If we are unable to successfully implement these plans, to maintain adequate long-term strategies that successfully manage the risks associated with our global business or to adequately manage operational fluctuations, our business, financial condition or results of operations could be harmed.

In addition, our international operations and, specifically, the ability of our non-U.S. subsidiaries to pay dividends or otherwise transfer cash among our subsidiaries, including transfers of cash to pay interest and principal on our debt, may be affected by limitations on imports, currency exchange control regulations, transfer pricing regulations and potentially adverse tax consequences, among other things.

Our revenue and earnings may be adversely affected by foreign currency fluctuations.

Our revenue from non-U.S. operations is denominated primarily in the local currency where the associated revenue was earned. During 2004, approximately 31.6% of our business was transacted in currencies of foreign countries, the majority of which included the Euro, the British Pound Sterling, the Hong Kong dollar, the Singapore dollar and the Australian dollar. Thus, we may experience fluctuations in revenues and earnings because of corresponding fluctuations in foreign currency exchange rates. For example, during 2004, the U.S. dollar dropped in value against many of the currencies in which we conduct business.

We have made significant acquisitions of non-U.S. companies, and we may acquire additional foreign companies in the future. As we increase our foreign operations, fluctuations in the value of the U.S. dollar relative to the other currencies in which we may generate earnings could adversely affect our business, financial condition and operating results. Due to the constantly changing currency exposures to which we are subject and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations.

From time to time, our management uses currency hedging instruments, including foreign currency forward and option contracts, and borrows in foreign currencies. Economic risks associated with these hedging instruments include unexpected fluctuations in inflation rates, which impact cash flow relative to paying down debt, and unexpected changes in the underlying net asset position. These hedging activities also may not be effective.

Our growth has depended significantly upon acquisitions, which may not be available in the future.

A significant component of our growth has occurred through acquisitions, including our acquisition of Insignia Financial Group, Inc., or Insignia, on July 23, 2003. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. However, future acquisitions may not be available at advantageous prices or upon favorable terms and conditions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses. For example, through December 31, 2004, we incurred approximately $200.9 million of transaction-related expenses in connection with our acquisition of Insignia in 2003.

If we acquire companies in the future, we may experience integration costs and the acquired businesses may not perform as we expect.

We have had, and may continue to experience, difficulties in integrating operations and accounting systems acquired from other companies. These challenges include the diversion of management’s attention from other business concerns and the potential loss of our key employees or those of the acquired operations. We believe that most acquisitions will initially have an adverse impact on operating and net income. Acquisitions also frequently involve significant costs related to integrating information technology, accounting and management services and rationalizing personnel levels. In connection with the Insignia acquisition, we recorded significant charges during 2003 and 2004 relating to integration costs.

If we are unable to fully integrate the accounting and other systems of the businesses we acquire, we may not be able to effectively manage them. Moreover, the integration process itself may be disruptive to our business as it requires coordination of geographically diverse organizations and implementation of new accounting and information technology systems.

A significant portion of our operations are concentrated in California and New York, and our business could be harmed in the event of a future economic downturn in the California or New York real estate markets.

During 2004 and 2003, approximately 20.9% and 23.8%, respectively, of revenue was generated from transactions originating in California and approximately 8.1% and 6.9%, respectively, was generated from transactions originating in the greater New York metropolitan area. As a result of the geographic concentrations in California and New York, any future economic downturn in the California or New York commercial real estate markets and in the local economies in San Diego, Los Angeles, Orange County or the greater New York metropolitan area could harm our results of operations.

Our results of operations vary significantly among quarters during each calendar year, which makes comparisons of our quarterly results difficult.

A significant portion of our revenue is seasonal. Historically, this seasonality has caused our revenue, operating income, net income and cash flow from operating activities to be lower in the first two quarters and higher in the third and fourth quarters of each year. The concentration of earnings and cash flow in the fourth quarter is due to an industry-wide focus on completing transactions toward the fiscal year-end. This has historically resulted in lower profits or a loss in the first and second quarters, with profits growing (or losses decreasing) in each subsequent quarter. This variance among quarters during each calendar year makes comparison between such quarters difficult, but does not generally affect the comparison of the same quarters during different calendar years.

Our substantial leverage and debt service obligations could harm our ability to operate our business, remain in compliance with debt covenants and make payments on our debt.

We are highly leveraged and have significant debt service obligations. For 2004, our interest expense was $65.4 million. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt, would increase.

Our substantial debt could have other important consequences, which include, but are not limited to, the following:

•	we could be required to use a substantial portion, if not all, of our cash flow from operations to pay principal and interest on our debt;

•	our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, strategic acquisitions, investments, joint ventures and other general corporate requirements;

•	our interest expense could increase if interest rates increase because the loans under our amended and restated credit agreement governing our senior secured credit facilities bear interest at floating rates;

•	our substantial leverage could increase our vulnerability to general economic downturns and adverse competitive and industry conditions, placing us at a disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and in the commercial real estate services industry;

•	our failure to comply with the financial and other restrictive covenants in the documents governing our indebtedness, which, among others, require us to maintain specified financial ratios and limit our ability to incur additional debt and sell assets, could result in an event of default that, if not cured or waived, could harm our business or prospects and could result in our filing for bankruptcy; and

•	from time to time, Moody’s Investors Service and Standard & Poor’s Ratings Service rate our outstanding senior secured term loan, our 9 3/4% senior notes and our 11 1/4% senior subordinated notes. These ratings may impact our ability to borrow under any new agreements in the future, as well as the interest rates and other terms of any such future borrowings and could also cause a decline in the market price of our common stock or changes in the interest rate for the term loan under our amended and restated credit agreement.

We cannot be certain that our earnings will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

We are able to incur more indebtedness, which may intensify the risks associated with our substantial leverage, including our ability to service our indebtedness.

Our amended and restated credit agreement governing our senior secured credit facilities and the indentures relating to our 9 3/4% senior notes due 2010 and our 11 1/4% senior subordinated notes due 2011 permit us, subject to specified conditions, to incur a significant amount of additional indebtedness, including up to $150.0 million of additional indebtedness under our revolving credit facility. Our amended and restated credit agreement also permits us to borrow up to $25.0 million of additional term loans under our term loan facility, subject to the satisfaction of customary conditions. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt, would increase.

Our debt instruments impose operating and financial restrictions on us, and in the event of a default, all of our borrowings would become immediately due and payable.

The indentures governing our 9 3/4% senior notes due 2010 and our 11 1/4% senior subordinated notes due 2011 impose, and the terms of any future debt may impose, operating and other restrictions on us and many of our subsidiaries. These restrictions will affect, and in many respects will limit or prohibit, our ability and our restricted subsidiaries’ abilities to:

•	incur or guarantee additional indebtedness;

•	pay dividends or make distributions on capital stock or redeem or repurchase capital stock;

•	repurchase equity interests;

•	make investments;

•	create restrictions on the payment of dividends or other amounts to us;

•	sell stock of subsidiaries;

•	transfer or sell assets;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale/leaseback transactions; and

•	enter into mergers or consolidations.

The amended and restated credit agreement also requires us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in our debt instruments could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance ongoing operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these restrictive covenants or the inability to comply with the required financial ratios could result in a default under our debt instruments. If any such default occurs, the lenders under the senior secured credit facilities and the holders of our 9 3/4% senior notes due 2010 and our 11 1/4% senior subordinated notes due 2011, pursuant to the respective indentures, may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. The lenders under our senior secured credit facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under the senior secured credit facilities will have the right to proceed against the collateral granted to them to secure the debt, which collateral is described in the immediately following risk factor. If the debt under the senior secured credit facilities, our 9 3/4% senior notes due 2010 or our 11 1/4% senior subordinated notes due 2011 were to be accelerated, we cannot give assurance that this collateral would be sufficient to repay our debt.

If we fail to meet our payment or other obligations under the senior secured credit facilities, the lenders under the senior secured credit facilities could foreclose on, and acquire control of, substantially all of our assets.

In connection with the incurrence of indebtedness under our senior secured credit facilities and the completion of our acquisition of Insignia, the lenders under our senior secured credit facilities received a pledge of all of our equity interests in our significant domestic subsidiaries, including CB Richard Ellis Services, Inc., CB Richard Ellis Investors, L.L.C., L.J. Melody & Company, Insignia and Insignia/ESG, Inc., which was subsequently renamed CB Richard Ellis Real Estate Services, Inc., and 65% of the voting stock of our foreign subsidiaries that is held directly by us or our domestic subsidiaries. Additionally, these lenders generally have a lien on substantially all of our accounts receivable, cash, general intangibles, investment property and future acquired material property. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the senior secured credit facilities, the lenders under the senior secured credit facilities will be entitled to foreclose on substantially all of our assets and liquidate these assets.

Our co-investment activities subject us to real estate investment risks which could cause fluctuations in earnings and cash flow.

An important part of the strategy for our investment management business involves investing our capital in certain real estate investments with our clients. As of December 31, 2004, we had committed $24.3 million to fund future co-investments. We expect that approximately $23.5 million of these commitments will be funded during 2005. In addition to required future capital contributions, some of the co-investment entities may request additional capital from us and our subsidiaries holding investments in those assets and the failure to provide these contributions could have adverse consequences to our interests in these investments. These adverse consequences could include damage to our reputation with our co-investment partners and clients, as well as the necessity of obtaining alternative funding from other sources that may be on disadvantageous terms for us and the other co-investors. Providing co-investment financing is also a very important part of the investment management business of CB Richard Ellis Investors, L.L.C., which would suffer if we were unable to make these investments. Although our debt instruments contain restrictions that limit our ability to provide capital to the entities holding direct or indirect interests in co-investments, we may provide this capital in many instances.

Participation in real estate transactions through co-investment activity could increase fluctuations in earnings and cash flow. Risks associated with these activities include, but are not limited to, the following:

•	losses from investments;

•	difficulties associated with international co-investments described in “—Our international operations subject us to social, political and economic risks of doing business in foreign countries” and “—Our revenue and earnings may be adversely affected by foreign currency fluctuations” in this section; and

•	potential lack of control over the disposition of any co-investments and the timing of the recognition of gains, losses or potential incentive participation fees.

Our joint venture activities involve unique risks that are often outside of our control which, if realized, could harm our business.

We have utilized joint ventures for commercial investments and local brokerage and other partnerships both in the United States and internationally, and although we currently have no specific plans to do so, we may acquire minority interests in other joint ventures in the future. In many of these joint ventures, we may not have the right or power to direct the management and policies of the joint ventures and other participants may take action contrary to our instructions or requests and against our policies and objectives. In addition, the other participants may become bankrupt or have economic or other business interests or goals that are inconsistent with ours. If a joint venture participant acts contrary to our interest, it could harm our business, results of operations and financial condition.

Our success depends upon the retention of our senior management, as well as our ability to attract and retain qualified and experienced employees.

Our continued success is highly dependent upon the efforts of our executive officers and other key employees, including Brett White, our Chief Executive Officer and President; and Kenneth J. Kay, our Chief Financial Officer. In addition, Messrs. White and Kay currently are not parties to employment agreements with us. If any of our key employees leave and we are unable to quickly hire and integrate a qualified replacement, our business, financial condition and results of operations may suffer. In addition, the growth of our business is largely dependent upon our ability to attract and retain qualified personnel in all areas of our business, including brokerage and property management personnel. If we are unable to attract and retain these qualified personnel, our growth may be limited and our business and operating results could suffer.

If we fail to comply with laws and regulations applicable to real estate brokerage and mortgage transactions and other business lines, we may incur significant financial penalties.

Due to the broad geographic scope of our operations and the numerous forms of real estate services performed, we are subject to numerous federal, state and local laws and regulations specific to the services performed. For example, the brokerage of real estate sales and leasing transactions requires us to maintain brokerage licenses in each state in which we operate. If we fail to maintain our licenses or conduct brokerage activities without a license, we may be required to pay fines or return commissions received or have licenses suspended. In addition, because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state licensing regimes and the possible loss resulting from non-compliance have increased. Furthermore, the laws and regulations applicable to our business, both in the United States and in foreign countries, also may change in ways that increase the costs of compliance.

We may have liabilities in connection with real estate brokerage and property management activities.

As a licensed real estate broker, we and our licensed employees are subject to statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased, sold or leased properties that we or they brokered or managed. We could become subject to claims by participants in real estate sales claiming that we did not fulfill our statutory obligations as a broker.

In addition, in our property management business, we hire and supervise third-party contractors to provide construction and engineering services for our managed properties. While our role is limited to that of a supervisor, we may be subject to claims for construction defects or other similar actions. Adverse outcomes of property management litigation could negatively impact our business, financial condition or results of operations.

Risks Relating to the Ownership of Our Class A Common Stock

The future price of our Class A common stock may fluctuate significantly, and you could lose all or part of your investment.

The future market price of our Class A common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. Fluctuations may occur in response to the risk factors listed in this prospectus and for many other reasons, including:

•	our financial performance or the performance of our competitors and similar companies;

•	changes in estimates of our performance or recommendations by securities analysts;

•	failure to meet financial projections for each fiscal quarter;

•	technological innovations or other trends in our industry;

•	the retention of existing clients and the solicitation of new clients, by us or our competitors;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors; and

•	market conditions in our industry, the financial markets and the economy as a whole.

In addition, the stock market, in general, has historically experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. When the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Future sales of common stock by some of our existing stockholders could cause our stock price to decline.

Affiliates of Blum Capital Partners, L.P. and some of our employees hold a significant portion of our outstanding common stock as of the date of this prospectus. Sales of the shares in the public market, as well as shares we may issue upon the exercise of outstanding options and in connection with future distributions pursuant to stock fund units under our deferred compensation plan, could cause the market price of our common stock to decline significantly. The perception among investors that these sales may occur could produce the same effect.

For so long as affiliates of Blum Capital Partners, L.P. continue to own a significant percentage of our common stock they will have significant influence over our affairs and policies, and their interests may be different from yours.

As of August 1, 2005, affiliates of Blum Capital Partners beneficially owned approximately 22.8% of our outstanding common stock. In addition, pursuant to a securityholders’ agreement, these affiliates of Blum Capital Partners, subject to the applicable listing rules of the New York Stock Exchange, are entitled to nominate a percentage of our total number of directors that is equivalent to the percentage of the outstanding common stock beneficially owned by these affiliates, with this percentage of our directors being rounded up to the nearest whole number of directors. Also pursuant to this agreement, some of our other stockholders will be obligated to vote their shares in favor of the directors nominated by these affiliates of Blum Capital Partners. These other stockholders, collectively, beneficially own approximately 2.6% of our outstanding common stock as of August 1, 2005. There are no restrictions in the securityholders’ agreement on the ability of these affiliates of Blum Capital Partners to sell their shares to any third party or to assign their rights under the securityholders’ agreement in connection with a sale of a majority of their shares to a third party.

For so long as these affiliates of Blum Capital Partners continue to beneficially own a significant portion of our outstanding common stock, they will continue to have significant influence over matters submitted to our stockholders for approval and to exercise significant control over our business policies and affairs, including the following:

•	the composition of our board of directors and, as a result, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our officers;

•	determinations with respect to mergers and other business combinations, including those that may result in a change of control;

•	sales and dispositions of our assets; and

•	the amount of debt financing that we incur.

The significant ownership position of the affiliates of Blum Capital Partners could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our other stockholders. In addition, we cannot assure you that the interests of the affiliates of Blum Capital Partners will not conflict with yours. For additional information regarding the share ownership of these affiliates of Blum Capital Partners, you should read the information under the heading titled “Selling Stockholders.”

Delaware law and provisions of our restated certificate of incorporation and restated by-laws contain provisions that could delay, deter or prevent a change of control.

The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. We are currently subject to these Delaware anti-takeover provisions. Additionally, our restated certificate of incorporation and our restated by-laws contain provisions that might enable our management to resist a proposed takeover of our company. These provisions could discourage, delay or prevent a change of control of our company or an acquisition of our company at a price that our stockholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. The provisions include:

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of our board to issue, without stockholder approval, preferred stock with such terms as our board may determine.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our Class A common stock has traded on the New York Stock Exchange under the symbol “CBG” since June 10, 2004. The high and low closing prices of our Class A common stock, as reported by the New York Stock Exchange, are set forth below for the periods indicated.

	Price Range
	High	Low
Fiscal Year 2005
Quarter ending March 31, 2005	$38.28	$31.82
Quarter ending June 30, 2005	$44.00	$32.65
Quarter ending September 30, 2005 (through August 1, 2005)	$46.04	$42.15

Fiscal Year 2004
Quarter ending June 30, 2004 (commencing June 10, 2004)	$19.10	$18.20
Quarter ending September 30, 2004	$23.64	$18.78
Quarter ending December 31, 2004	$33.91	$23.51

The closing sale price of our Class A common stock, as reported by the New York Stock Exchange on August 1, 2005, was $45.66. As of August 1, 2005, there were 78 holders of record of our Class A common stock.

DIVIDEND POLICY

We have not declared or paid any cash dividends on any class of our common stock since our inception on February 20, 2001, and we do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance future growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. In addition, our ability to declare and pay cash dividends is restricted by the amended and restated credit agreement governing our senior secured credit facilities and the indentures relating to our 9 3/4% senior notes due 2010 and our 11 1/4% senior subordinated notes due 2011. As a result, you will need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock as of August 1, 2005 by each of the selling stockholders and the maximum number of shares that may be sold hereunder. The actual amount, if any, of Class A common stock to be offered by each selling stockholder and the amount and percentage of Class A common stock to be owned by such selling stockholder following such offering will be disclosed in the applicable prospectus supplement.

Unless otherwise indicated, the address of each person named in the table below is CB Richard Ellis Group, Inc., 100 North Sepulveda Boulevard, Suite 1050, El Segundo, California 90245. The amounts and percentages of Class A common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The percentage of our share capital before and after this offering is based on 72,574,851 shares of Class A common stock outstanding on August 1, 2005.

	Shares Beneficially Owned		Maximum Number of Shares to be Sold Hereunder	Shares Beneficially Owned After the Sale of the Maximum Number of Shares
Name of Selling Stockholder	Number	Percentage		Number	Percentage
Blum Strategic Partners, L.P.
Blum Strategic Partners II, L.P.
Blum Strategic Partners II GmbH & Co. KG(1)(2)	16,506,778	22.7%	6,000,000	10,506,778	14.5%

(1)	As a result of the voting provisions set forth in the Securityholders’ Agreement described in greater detail in our Proxy Statement under the heading titled “Related Party Transactions—Securityholders’ Agreement,” this stockholder, together with our other stockholders that owned shares of Class B common stock prior to our initial public offering, other than Frederic V. Malek, may be deemed to constitute a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Accordingly, the group formed by these stockholders may be deemed to beneficially own 18,416,087 shares of our Class A common stock as of August 1, 2005.
(2)	Includes 7,552,644 shares of our Class A common stock owned by Blum Strategic Partners, L.P., 8,773,244 shares of our Class A common stock owned by Blum Strategic Partners II, L.P. and 180,890 shares of our Class A common stock owned by Blum Strategic Partners II GmbH & Co. KG. The maximum number of shares being offered by Blum Strategic Partners, L.P. is 2,745,289 shares, the maximum number of shares being offered by Blum Strategic Partners II, L.P. is 3,188,960 shares and the maximum number of shares being offered by Blum Strategic Partners II GmbH & Co. KG is 65,751 shares. The sole general partner of Blum Strategic Partners, L.P. is Blum Strategic GP, L.L.C., and the sole general partner of Blum Strategic Partners II, L.P. and the managing limited partner of Blum Strategic Partners II GmbH & Co. KG is Blum Strategic GP II, L.L.C. Richard C. Blum, who is our chairman of the board, is a managing member of Blum Strategic GP, L.L.C. Both Messrs. Blum and Jeffrey A. Cozad, who is one of our directors, are managing members of Blum Strategic GP II, L.L.C. Except as to any indirect pecuniary interest, each of Messrs. Blum and Cozad disclaims beneficial interest in all of these shares. The business address of Blum Strategic Partners, L.P., Blum Strategic Partners II, L.P., Blum Strategic Partners II GmbH & Co. KG, Blum Strategic GP, L.L.C., Blum Strategic GP II, L.L.C., Richard C. Blum and Jeffrey A. Cozad is 909 Montgomery Street, Suite 400, San Francisco, California 94133. As a result of the Securityholders’ Agreement, Blum Strategic Partners, L.P., Blum Strategic Partners II, L.P. and Blum Strategic Partners II GmbH & Co. KG hold sole voting power over the indicated shares.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes information regarding our capital stock. This information does not purport to be complete and is subject in all respects to the applicable provisions, of the Delaware General Corporation Law, and our restated certificate of incorporation and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Generally. We are authorized to issue 325,000,000 shares of Class A common stock, $0.01 par value per share. On May 4, 2004, we completed a 3-for-1 stock split of our outstanding Class A common stock and Class B common stock, which was effected by a stock dividend. On June 7, 2004, we amended our certificate of incorporation to effect a 1-for-1.0825 reverse stock split. In June 2004, in connection with our initial public offering, all of the previously outstanding shares of our Class B common stock were converted into shares of Class A common stock at a 1-for-1 ratio. As of August 1, 2005, we had 72,574,851 shares of Class A common stock outstanding.

Voting Rights. Holders of our Class A common stock generally are entitled to one vote per share on all matters on which our stockholders are entitled to vote. Our directors are elected by a plurality of the votes of the shares of Class A common stock present in person or represented by proxy at a stockholder meeting called for such election. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividends. Holders of our Class A common stock are entitled to receive ratably dividends if, as and when declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on any outstanding preferred stock, as described below. Our senior credit facilities and indentures impose restrictions on our ability to declare dividends with respect to our Class A common stock.

Liquidation Rights. Upon our dissolution, liquidation or winding up, the holders of our Class A common stock are entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters. Our Class A common stock does not have preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A common stock.

Preferred Stock

Our board of directors is authorized, subject to any limitations imposed by law, without the approval of our stockholders, to issue from time to time up to a total of 25,000,000 shares of our preferred stock, in one or more series, with each such series having rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors may determine. The issuance of our preferred stock, while potentially providing us with flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

Pursuant to a securityholders’ agreement, we have granted registration rights to our stockholders that are parties to that agreement.

Demand Registrations. As a result of these registration rights, after we have completed this offering and upon the expiration or earlier waiver of the lock-up period imposed by the underwriters, we can be required by some of our stockholders to effect additional registration statements, or “demand registrations,” registering the securities held by the stockholder for sale under the Securities Act of 1933. A demand registration may be used by affiliates of Blum Capital Partners to request a shelf registration providing for resales of securities. Under this agreement, after giving effect to the filing of the registration statement of which this prospectus forms a part, our stockholders affiliated with Blum Capital Partners may request four additional demand registrations, provided that each underwritten “take-down” involving a customary “road show” under an effective shelf registration statement shall also count as a demand (except for the first such “take-down” under each shelf registration). If a demand registration, including a shelf registration, is underwritten and the managing underwriter advises us that marketing factors require a limitation on the number of shares to be underwritten, priority of inclusion in the demand registration generally is such that the stockholder initiating the demand registration receives first priority.

Piggyback Registrations. In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration relating to our employee benefit plans or a corporate reorganization or other transaction under Rule 145 of the Securities Act, whether or not the registration is for our own account, we are required to give each of our stockholders that is party to the securityholders’ agreement the opportunity to participate, or “piggyback,” in the registration. If a piggyback registration is underwritten and the managing underwriter advises us that marketing factors require a limitation on the number of shares to be underwritten, priority of inclusion in the demand registration generally is such that we receive first priority with respect to the shares we are issuing and selling.

Other Registration Provisions. The registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the offering. We generally are required to pay the registration expenses in connection with both demand and piggyback registrations. A stockholder’s registration rights will terminate if we have completed an initial public offering of our common stock, the stockholder holds less than 0.5% of our outstanding common stock and the stockholder is entitled to sell all of its shares in any 90-day period under Rule 144 of the Securities Act.

Anti-Dilution Agreement

In connection with the 2001 issuance and sale of our 16% senior notes due 2011, we issued an aggregate of 941,764 shares of our Class A common stock to the purchasers of the senior notes. On July 20, 2001, we also issued 504,462 shares of our Class A common stock to the affiliate of Credit Suisse First Boston LLC that originally committed to purchase our 16% senior notes. In connection with these issuances, we entered into an anti-dilution agreement pursuant to which these stockholders have the right to purchase additional shares of our Class A common stock for $0.01 per share upon the occurrence of specified events.

These specified events include any issuance of shares of our common stock or options, warrants or other securities convertible into, or exchangeable or exercisable for, shares of our common stock, in each case, at a price that is less than the “current market price” per share of our common stock. The “current market price” per share of any class of our common stock at any date generally is the average of the quoted price of our common stock on a securities exchange for 30 consecutive trading days commencing 45 trading days before the date in question. If our shares are not listed on a securities exchange on the date in question, then the “current market price” would be determined by our board of directors, which determination in some cases must based upon a valuation by an unaffiliated nationally-recognized investment banking or appraisal firm. With respect to issuances of stock options by us, the “current market price” following our initial public offering is determined based upon the quoted price of our common stock on the trading day immediately preceding the date of grant of the option.

The right of these stockholders to purchase additional shares of our Class A common stock pursuant to the anti-dilution agreement is subject to important exceptions, which include issuances of common stock pursuant to bona fide public offerings and issuances of common stock pursuant to certain employee stock purchase programs.

If we consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person, and in connection with such transaction the holders receive common stock of another entity or option, warrants or other securities convertible into or exchange for common stock of another entity, then upon consummation of such transaction, the right to purchase additional shares of our common stock under this agreement will automatically become applicable to the common stock of the other entity.

No adjustment in the number of shares held by these stockholders is required to be made unless the adjustment would require an increase or decrease of at least 1% in the number of shares held by these stockholders. Any such adjustments that are not made are carried forward and taken into account in determining any subsequent adjustments.

The anti-dilution agreement terminates on July 20, 2011 and, with respect to each of the shares of our Class A common stock subject to such agreement, the agreement also terminates at such time as such share has been transferred pursuant to a registration statement filed with the SEC or pursuant to Rule 144 of the rules and regulations promulgated by the SEC under the Securities Act of 1933.

Anti-Takeover Effects of Certain Provisions of Our Restated Certificate of Incorporation and Restated By-Laws

Certain provisions of our restated certificate of incorporation and restated by-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our restated by-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before a meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder’s notice will need to be received at our principal executive offices not less than 90 days nor more than 120 days prior to, in the case of annual meetings, the first anniversary date of the previous year’s annual meeting and, in the case of special meetings, the date of such special meeting. Our restated by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Amendments

Our restated certificate of incorporation grants our board of directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that our directors may not be held liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except to the extent the exemption from, or limitation of, liability is not permitted under Delaware law.

Our certificate of incorporation also provides that we must indemnify our directors and officers to the fullest extent authorized by Delaware law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affective to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-Takeover Statute

Pursuant to our certificate of incorporation prior to May 4, 2004, we had “opted out” of the protections of Section 203 of the Delaware General Corporation Law. In our restated certificate of incorporation that we filed, and that became effective, on May 4, 2004, we “opted in” to Section 203. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in control attempts. However, in connection with our “opt in,” our stockholders that owned 15% or more of our outstanding voting stock at the time of such “opt in”, including affiliates of Blum Capital Partners, L.P. and affiliates of Freeman Spogli & Co. Incorporated, are not considered “interested stockholders” under Section 203.

Transfer Agent

The transfer agent for our Class A common stock is The Bank of New York located at 101 Barclay Street, New York, New York 10286 and its telephone number is (212) 815-3776.

PLAN OF DISTRIBUTION

We have been advised that the distribution of the shares of Class A common stock by the selling stockholders may be effected from time to time in one or more transactions in any of the following ways:

•	to or through underwriters;

•	through dealers or agents;

•	directly to a limited number of institutional purchasers or to a single purchaser; or

•	through a combination of any of these methods of sale.

The shares of Class A common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions:

•	on any national securities exchange or quotation service on which the shares of Class A common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

At the time a particular offering of the shares of Class A common stock is made, if required, a prospectus supplement will be distributed, which will set forth names o the selling stockholders, the aggregate amount of shares being offered and the terms of that offering, including, to the extent required:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds to the selling stockholders from that sale;

•	any underwriting discounts, commissions or agents’ fees and other items constituting underwriters’ or agents’ compensation; and

•	any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

In addition, the selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

The aggregate proceeds to the selling stockholders from the sale of the shares of Class A common stock offered by the selling stockholders hereby will be the purchase price of the common shares less discounts and commissions, if any. We will not receive any of the proceeds from the sale of the Class A common stock by the selling stockholders. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the shares of Class A common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of Class A common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of Class A common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares of Class A common stock may be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

We are not aware of any plans, arrangements or understanding between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares of Class A common stock by the selling stockholders. We do not assure you that the selling stockholders will sell any or all of the shares of Class A common stock offered by them pursuant to this prospectus. In addition, we do not assure you that the selling stockholders will not transfer, devise or gift the shares of Class A common stock by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Our shares of Class A common stock are listed on the New York Stock Exchange under the trading symbol “CBG.”

Pursuant to the securityholders’ agreement filed as an exhibit to the registration statement of which this prospectus forms a part, we have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of our Class A common stock to the public, other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate the expenses for which we will be responsible in connection with the filing of this registration statement will be approximately $265,000.

Underwriters

If underwriters are used in a firm commitment underwriting, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of Class A common stock that the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these shares of Class A common stock will be subject to conditions. The underwriters, if any, will purchase the shares on a firm commitment basis and will be obligated to purchase all of these shares of Class A common stock if any are purchased.

The shares of Class A common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares of Class A common stock for whom they may act as agent. Underwriters may sell these shares of Class A common stock to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The selling stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of Class A common stock subject to the underwriting agreement from the selling stockholders at the public offering price stated in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling stockholders sell shares of Class A common stock pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Class A common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

Dealers and Agents

If dealers are utilized in the sale of shares of Class A common stock, the selling stockholders will sell such shares of Class A common stock to the dealers as principals. The dealers may then resell such shares of Class A common stock to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement.

The selling stockholders may also sell shares of Class A common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by the selling stockholders to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement. Any such dealer or agent may be deemed an underwriter as that term is defined in the Securities Act of 1933, as amended.

Direct Sales

The selling stockholders may sell any of the shares of Class A common stock directly to purchasers. In this case, the selling stockholders will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

Under the securityholders’ agreement filed as an exhibit to the registration statement of which this prospectus forms a part, we and the selling stockholders will be indemnified by the other against certain liabilities, including liabilities under the Securities Act of 1933. We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following is an itemization of all fees and expenses incurred or expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All but the Securities and Exchange Commission registration fee are estimates and remain subject to future contingencies.

Securities and Exchange Commission registration fee	$29,901
Printing and engraving expenses	$50,000
Legal fees and expenses	$150,000
Accounting fees and expenses	$15,000
Miscellaneous	$20,099

Total	$265,000

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article VIII of the Registrant’s Restated Certificate of Incorporation and Article IV of the Registrant’s By-laws requires indemnification to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends or redemption of shares, or (iv) for any breach of a director’s duty of loyalty to the company or its stockholders. Article VII of the Registrant’s Restated Certificate of Incorporation includes such a provision.

The registrant has also purchased insurance for its directors and officers against liabilities arising out of their service in their capacities as directors and officers of the registrant.

Item 16. Exhibits.

Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act of 1933, as amended.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement;

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on August 2, 2005.

CB RICHARD ELLIS GROUP, INC.

By:	/s/ KENNETH J. KAY
Name:	Kenneth J. Kay
Title:	Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of CB Richard Ellis Group, Inc., do hereby constitute and appoint Kenneth J. Kay and Gil Borok, or either of them, our true and lawful attorneys and agents, each with the power of substitution to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act and any rules, regulations and requirements of the Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and any additional Registration Statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all amendments, including post-effective amendments, thereto) and we do hereby ratify and confirm all that said attorneys and agents, or either of them, or their respective substitute or substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ RICHARD C. BLUM Richard C. Blum	Chairman of the Board	August 2, 2005

/s/ GIL BOROK Gil Borok	Global Controller (Principal Accounting Officer)	August 2, 2005

/s/ JEFFREY A. COZAD Jeffrey A. Cozad	Director	August 2, 2005

/s/ PATRICE MARIE DANIELS Patrice Marie Daniels	Director	August 2, 2005

/s/ BRADFORD M. FREEMAN Bradford M. Freeman	Director	August 2, 2005

/s/ MICHAEL KANTOR Michael Kantor	Director	August 2, 2005

Signature	Title	Date

/s/ KENNETH J. KAY Kenneth J. Kay	Chief Financial Officer (Principal Financial Officer)	August 2, 2005

/s/ FREDERIC V. MALEK Frederic V. Malek	Director	August 2, 2005

/s/ JOHN G. NUGENT John G. Nugent	Director	August 2, 2005

/s/ BRETT WHITE Brett White	Director and Chief Executive Officer (Principal Executive Officer)	August 2, 2005

/s/ GARY L. WILSON Gary L. Wilson	Director	August 2, 2005

/s/ RAY WIRTA Ray Wirta	Director	August 2, 2005

EXHIBIT INDEX

The following Exhibits indicated by an asterisk following the Exhibit number are filed herewith or will be filed by a Current Report on Form 8-K and incorporated herein by reference. The balance of the Exhibits have heretofore been filed with the Commission and pursuant to Rule 411 are incorporated herein by reference.

Exhibit No.	Description of Exhibit
1**	Form of Underwriting Agreement.

2.1	Amended and Restated Agreement and Plan of Merger, dated as of May 28, 2003, by and among Insignia Financial Group, Inc., CB Richard Ellis Group, Inc., CB Richard Ellis Services, Inc. and Apple Acquisition Corp. (incorporated by reference to Exhibit 2.2 of the CB Richard Ellis Services, Inc. Registration Statement on Form S-4 filed with the SEC on October 20, 2003)

2.2	Purchase Agreement, dated as of May 28, 2003, by and among Insignia Financial Group, Inc., CB Richard Ellis Group, Inc., CB Richard Ellis Services, Inc., Apple Acquisition Corp. and Island Fund I LLC (incorporated by reference to Exhibit 2.3 of the CB Richard Ellis Services, Inc. Registration Statement on Form S-4 filed with the SEC (No. 333-190841) on October 20, 2003)

4.1	Form of Class A common stock certificate of CB Richard Ellis Group, Inc. (incorporated by reference to Exhibit 4.1 of the CB Richard Ellis Group, Inc. Amendment No. 2 to Registration Statement of Form S-1 filed with the SEC (No. 333-112867) on April 30, 2004)

4.2(a)	Securityholders’ Agreement, dated as of July 20, 2001 (“Securityholders’ Agreement”), by and among, CB Richard Ellis Group, Inc., CB Richard Ellis Services, Inc., Blum Strategic Partners, L.P., Blum Strategic Partners II, L.P., Blum Strategic Partners II GmbH & Co. KG, FS Equity Partners III, L.P., FS Equity Partners International, L.P., Credit Suisse First Boston Corporation, DLJ Investment Funding, Inc., The Koll Holding Company, Frederic V. Malek, the management investors named therein and the other persons from time to time party thereto (incorporated by reference to Exhibit 25 to Amendment No. 9 to Schedule 13D with respect to CB Richard Ellis Services, Inc. filed with the SEC on July 25, 2001)

4.2(b)	Amendment and Waiver to Securityholders’ Agreement, dated as of April 14, 2004, by and among, CB Richard Ellis Group, Inc., CB Richard Ellis Services, Inc. and the other parties to the Securityholders’ Agreement (incorporated by reference to Exhibit 4.2(b) of the CB Richard Ellis Group, Inc. Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC (No. 333-112867) on April 30, 2004)

4.2(c)	Second Amendment and Waiver to Securityholders’ Agreement, dated as of November 24, 2004, by and among CB Richard Ellis Group, Inc., CB Richard Ellis Services, Inc. and certain of the other parties to the Securityholders’ Agreement (incorporated by reference to Exhibit 4.2(c) of the CB Richard Ellis Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC (No. 333-120445) on November 24, 2004)

4.2(d)	Third Amendment and Waiver to Securityholders’ Agreement, dated as of August 1, 2005, by and among CB Richard Ellis Group, Inc., CB Richard Ellis Services, Inc. and the other parties thereto (incorporated by reference to Exhibit 4.1 to the CB Richard Ellis Group, Inc. Current Report on Form 8–K filed with the SEC on August 2, 2005)

4.2(e)	Form of Restated Certificate of Incorporation of CB Richard Ellis Group, Inc. (incorporated by reference to Exhibit 3.3 of Amendment No. 4 to Registration Statement on Form S-1 filed with the SEC (No. 333-112867) on June 2, 2004)

4.2(f)	Form of Restated By-Laws of CB Richard Ellis Group, Inc. (incorporated by reference to Exhibit 3.5 of Amendment No. 4 to Registration Statement on Form S-1 filed with the SEC (No. 333-112867) on June 2, 2004)

5*	Opinion of Simpson Thacher & Bartlett LLP with respect to legality of securities being registered

Exhibit No.	Description of Exhibit

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Simpson Thacher & Bartlett LLP (reference is made to Exhibit 5 filed herewith)

24*	Power of Attorney (included in signature page of this Registration Statement)

*	Filed herewith
**	This exhibit will be filed by a Current Report on Form 8-K and incorporated by reference